FULLCAST®

www.fullcast.co.jp


05009988

July 22, 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
Mail stop : 3-2

SUPPL

Re: Fullcast Co., Ltd. - 12g3-2(b) Exemption (FILE NO.82-34859)

Ladies and Gentleman:

In connection with the exemption of Fullcast Co., Ltd., a joint stock corporation incorporated under the laws of Japan, as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities Exchange Commission with the following information required by Rule 12g3-2(b):

1. Notice of Comprehensive Business Alliance With Asia Pacific System Research

If you have any questions or requests for additional information, please contact Shingo Tsukahara of Fullcast Co., Ltd, Shibuya Mark City West Building 13th floor 1-12-1, Dogenzaka, Shibuya-ku Tokyo, 150-0043 Japan (Telephone +81-3-3780-9856, Facsimile +81-3-3780-9967)

Very truly yours,

Fullcast co., Ltd



Shingo Tsukahara
Director



SN-2005-2

FULLCAST Co.,LTD.
Shibuya Mark City's west building, 13th floor, 1-12-1, Dogenzaka, Shibuya-ku, Tokyo, 150-0043 Japan
IR : +81-3-5778-7564 (Direct) HQ : +81-3-3780-9507
FAX : +81-3-3780-9510
e-mail. IR@ms1.fullcast.co.jp

July 12, 2005

Company name: Fullcast Co., Ltd.
President and CEO: Takehito Hirano
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
Contact: Yutaka Kubo, Director and Corporate Executive Officer, General Manager of Group Strategy Headquarters
Telephone: +81-3-3780-9507

To whom it may concern:

Fullcast Seals Comprehensive Business Alliance with Asia Pacific System Research

This is to announce that Fullcast Co., Ltd. signed, in a board of directors meeting held on July 12, 2005, a comprehensive business alliance agreement with Asia Pacific System Research Co., Ltd. (stock code: 4727 JASDAQ) with a view to acquiring stock in the company.

Details

1. The reason for the alliance

The Fullcast group is a provider of comprehensive human resources outsourcing solutions, which has a nationwide network of about 400 business offices, more than 1.1 million registered staff members, and strong sales forces. Under the motto of offering the "one-stop total solution" aimed at meeting every single need for outsourced manpower, we focus on expanding our business while improving our services and bolstering our management structure further.

Asia Pacific System Research Co., Ltd. (Aspac) is a 35-year-old independent IT application provider. With its technical expertise and reliability as the foundation, Aspac is engaged in system building, development, management and maintenance targeting all types of industries. In particular, it has had over the years a clientele in the financial or telecommunications industries, whose missions call for high-level technical expertise, including handling of mission-critical systems, and has gained a reputation for high reliability. Furthermore, Aspac aims at becoming a notch-higher outsourcer that can single-handedly cover the entire range of business activities from system planning, development, management and maintenance to Web content creation.

The two companies have forged this comprehensive business alliance based on the conclusion that we would be able to make the most of each other's advantage in approaching venture companies, which can be expected to grow rapidly, thereby enhancing both companies' corporate value further.

From Fullcast and Fullcast Group's point of view, this alliance will bring us the benefits for the following three reasons.

First, with Aspac's technical expertise on system development, maintenance and management added, we will be able to offer the "one-stop total solution" on the service menu as requested by our clients.

Second, the Fullcast group will be able to offer human resources services to Aspac's excellent clientele, including financial institutions or government and other public offices, which differs from ours.

Third, the group will be able to further sharpen the competitive edge in terms of the system thanks to Aspac's outstanding technical expertise. It includes not only making use of "Staff Manager" developed by Aspac to manage dispatched staffs, but continuing to develop and improve the group's matching system currently in use on a group-wide basis, enabling the matching function via the Web or through a mobile terminal, and stepping up information security technology as well.

We will be able to integrate reliability substantiated by Aspac's specialty, i.e., technical expertise on IT or information security, into our BPO (business process outsourcing) business represented by the high-quality solution, in which we are entrusted with part of corporate activities by the client company as a single package, at an even higher level. This helps review the planning, design and management of a business process (know-how and workflow) from a strategic perspective, making it possible to take on corporate activities in its near entirety. This will give shape to the full-fledged outsourcing business.

Furthermore, Aspac will likewise be able to enjoy the benefits by making the most of Fullcast and Fullcast Group's strong sales forces, approximately 30,000 clients companies and 400 business offices across the nation in promoting not only BPO, but activities to help promote computerization, such as IT system building, management or maintenance and security measures, as well.

With synergies from these, both two companies strive to bolster the management constitution, promote the growth of business and improve the group's corporate value further.

Note: The high-quality solution is the Fullcast Group's proprietary service designed to increase operational efficiency of the client company through qualitative improvement to its business operations.

2. Details of the business alliance
   (1) The two companies review the planning, design and management of a business process (know-how and workflow) from a strategic point of view through Fullcast's human resources and Aspac's IT outsourcing business to evolve high-level BPO operations covering corporate activities in their near entirety by contract.
   (Ex. Offer services combining the outsourced development of an IT system with the high-quality solution)

   (2) The two companies make the most of Fullcast and Fullcast Group's strong sales forces and 400 business footholds across the nation to promote not only the client company's BPO, but its computerization efforts, such as IT system building, management or maintenance, dispatching/nurturing technical experts, or taking security measures, as well.

   (3) Aspac helps sophisticate Fullcast and Fullcast Group's information systems.

   (4) Aspac assists Fullcast and the Fullcast Group in training/nurturing IT engineers or providing technical support to registered staff members.

3. Details of the equity alliance

Aspac will increase capital through a third-party allocation of 4,507,400 shares to Fullcast.

(1) Number of shares acquired, acquisition price and the state of stockholding before and after acquisition

1)	Number of shares before acquisition (Number of voting rights 0)	0 share	(stockholding ratio: 0%)
2)	Number of shares acquired* (Number of voting rights 45,074)	4,507,400 shares	(acquisition price: 3,033,480,200 yen) (673 yen per share)
3)	Number of shares after acquisition (Number of voting rights 45,074)	4,507,400 shares	(stockholding ratio: 51.22 %)

* Of the shares acquired, 207,400 shares will be granted from treasury stock Aspac owns. The stockholding ratio after acquisition is to the total outstanding stock in Aspac of 8,800,000 shares. The resolution that new stock is to be issued as stock option will be intact, which was passed in the 36th Aspac's general shareholders meeting held June 29, 2005.

(Note) How to determine the issue price

We referred to the average closing price of Aspac stock listed on JASDAQ from Tuesday, April 12, 2005 through Monday, July 11, 2005 multiplied by 0.9.

(Note) Funds for acquiring stock

Stock to be acquired through our own funds and borrowings.

(2) Schedule

October 3, 2005 Due date of capital increase payment through a third-party allocation

4. Profile of the alliance partner (Asia Pacific System Research Co., Ltd.)

(1) Trade name	Asia Pacific System Research Co., Ltd.
(2) Representative	Kiyoshi Koba, President and Representative Director
(3) Head office	Toshima Ward, Tokyo
(4) Establishment	April 1970
(5) Main business activities	Information processing service
(6) Fiscal term	March 31
(7) Number of employees	341 (As of March 31, 2005)
(8) Main business establishments	(Head office) Toshima Ward, Tokyo (Centers) Tokyo, Osaka, Kyushu, Okinawa
(9) Capital	918 million yen (As of March 31, 2005)
(10) Outstanding stock	4,500,000 shares (As of March 31, 2005)

(11) Main stockholders (As of March 31, 2005)

Order	Name of stockholder	Number of stock owned (thousands of shares)	Voting rights ratio
1	Kiyoshi Koba	2,096	48.83%
2	Aspac employees' stock ownership	220	5.14%
3	Akiko Koba	75	1.74%

(Note) 1. Voting rights ratio is rounded off to two decimal places.

2. As of the end of March 2005, 207,400 shares were owned as treasury stock.

(12) Trends in operating results in recent business years

	Fiscal year ended March 2004	Fiscal year ended March 2005
Net sales	5,033 million yen	5,388 million yen
Gross profit on sales	723 million yen	787 million yen
Operating income	72 million yen	203 million yen
Ordinary income	86 million yen	166 million yen
Current net income	-1,745 million yen	703 million yen
Total assets	3,134 million yen	3,123 million yen
Shareholders' equity	859 million yen	1,593 million yen

Dividend per share	—yen	10.00yen

(13) Relations with Fullcast There are no capital, human and business relations.

5. Future outlook

Asia Pacific System Research Co., Ltd. is due to become a consolidated subsidiary under consolidated financial results ending September 2006. Accordingly, no change will be made to our estimated financial results for fiscal year ending September 2005. Estimated consolidated financial results for fiscal year ending September 2006, which reflect the subsidiary's business performance, will be announced as soon as all necessary numbers are made available.

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